Invest in GroGuru, Inc.

Strategic Irrigation Management for Commercial Farmers

Sustainability | Saas | Clean Tech | Artificial Intelligence | Ag Tech

GROGURU.COM


groguru



GroGuru helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.

Patrick Henry

Why you may want to invest in us...

1. We have significant market traction and explosive growth in what will be a huge market. GroGuru offers a patented technology that enables a proprietary data set and recommendations based on that data.
2. We have a world-class team with the track record and experience to win in this market. We have the right business, technical and domain expertise.
3. We have "multiple moats" of competitive advantage which will allow us to maintain a competitive advantage in this market long term.

Why investors ❤ us

WE'VE RAISED $4,334,015 SINCE OUR FOUNDING



When we met Patrick Henry and saw the vision of GroGuru we knew we had to invest. GroGuru is really filling the gap when it comes to the water crisis that the agriculture community is facing. As access to water continues to grow scarce for the farming community around the globe, the GroGuru solution will better help manage farmers crop yield, as well as save them money. With the patented technology that GroGuru has built and the broader adoption of technology into the farming process, we believe GroGuru is positioned to be the leader in the ag tech space for many years to come.

We love the leadership team that has been assembled at GroGruru. With a history of

... *read more*

Chris Graebe CEO at StartupCamp, Investor at RagingBull

LEAD INVESTOR | INVESTING $50,000 THIS ROUND



Confidence in market... viable biz model... IP protection... past track record... and I badly need a home run. Hire me as your TX salesman... our interests are very much aligned.

J Anthony Bushnell



Invested mainly for: 1) good repeat business model; 2) potential for expansion into other state farms; and 3) backed by solid business management team.

Kenji Krzywosz

SEE MORE

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Patrick Henry

Ashley Rodgers

In the news

Downloads

GroGuru Investor Presentation 06-08-2020.pdf

The GroGuru Story - Helping Farmers and Creating a More Sustainable Planet

GroGuru is focused on helping farmers implement strategic irrigation management. We deploy soil sensors that measure things like soil moisture, temperature and salinity.

We wirelessly transmit this data to the Cloud where we add additional information and make AI-based recommendations to farmers about when and how much to irrigate their crops. Our recommendation engine accounts for the data that we get from the soil sensors, but also crop type, weather, soil type, and additional data.



The GroGuru solutions help farmers increase crop yield, while at the same time preserve water and other scarce resources in a sustainable way. As a result, farmers can be more efficient and make more money.

GroGuru has deployed over 2,000 sensors across over 80 customers in the United States. This includes deployments on several hundred sites across over 20 crop types including: alfalfa, cotton, lemons, walnuts, grapes, asparagus, green beans, blueberries, pistachios, soy beans, corn, hemp, olives, roses, raisins, cannabis, oranges, tomatoes, sorghum and almonds.

Initial customer deployments started in 2017, and GroGuru is now deployed in several key geographies across the US.


WA
MT
ND
MN
OR
ID
SD
WI
WY
MI
VT
ME
NH
IA
NV
UT
CO
KS
MO
IN
OH
PA
NJ
WV
CA
KY
VA
OK
AR
NC
AZ
NM
SC
MS
AL
GA
LA
FL

We are faced with a global problem of catastrophic proportions where we have too many people, and not enough food or water.

There are 800 million chronically undernourished people in the world today, we are already using 70 percent of the global fresh water supply for agriculture irrigation, and we need to increase food production by 70 percent by the year 2050 just to keep pace with population growth (Source: FAO).



Optimal irrigation is required to maximize crop yield, and save water and other scarce resources in a sustainable way. GroGuru's breakthrough irrigation management solution enables farmers to optimally irrigate their crops, and make more money.

Farmers use a variety of methods for making irrigation decision, but only about 10 percent of farmers in the U.S. are using soil sensors today, according to the FDA. Farmers that are using this technology are seeing increased crop yield and more efficient use of water and other resources, However, nearly all soil moisture sensors in the market today use cables from the sensors in the ground to the above ground telemetry. This requires annual installation and removal of the sensors in field crops like corn, soybeans, cotton, wheat, sorghum, and alfalfa. Even in fruit and nut trees and other perennial crops, many farmers do not want any cable based systems around their crops during harvest. GroGuru solves this problem by eliminating these cables.



GroGuru enables a permanent installation model for soil sensors using our breakthrough Wireless Underground System (WUGS) technology, which dramatically reduces total cost of ownership, improves scalability, and gives farmers year-round data that is critical for strategic irrigation management.

The GroGuru solution is buried below the till depth and has a five year battery life. It communicates via our proprietary wireless underground system, without cables, to an easy to remove LoRa network bridge. A base unit bridges from LoRa to LTE and transmits the data to the cloud. Over time, we will add other information about soil type, crop type and weather and apply machine learning to make recommendations to farmers about when and how much to irrigate. We provide the strategic irrigation recommendations via a simple user interface.



The GroGuru cable-based solution also provides a permanent installation for perennial crops, and offers an industry leading price-performance with the GroGuru soil sensor technology that measures soil moisture, salinity and temperature. We provide a choice to these farmers including a low cost solution using cables, or the WUGS system where no cables are present. Both solutions offer a significant value proposition to farmers with a payback typical period of less than one growing season.

GroGuru's strategic irrigation management solutions are easy to install and very easy and intuitive for farmers to use.

Investor Q&A

– COLLAPSE ALL

What does your company do?

GroGuru helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.

Where will your company be in 5 years?

We hope to be the leader in strategic irrigation management for commercial farmers, broadening our scope of monitoring and recommendations to other proprietary data sources including micronutrients in the soil.

Financials

GroGuru, Inc. has financial statements ending March 31 2020. Our cash in hand is $239,653.61, as of May 2020. Over the three months prior, revenues averaged $83,199/month, cost of goods sold has averaged $61,853/month, and operational expenses have averaged $152,733/month.

At a Glance

January 1 to December 31

$674,113 +358%	-$1,631,727	$428,567 +106%
Revenue	Net Loss	Short Term Debt

$2,345,000	$239,654
Raised in 2020	Cash on Hand As of 05/19/20

INCOME | BALANCE | NARRATIVE

Pursuant to Temporary Rule 201(z)(2) of Regulation Crowdfunding, the Company is omitting the financial statements required by Rule 201(t) in its initial Form C filed with the U.S. Securities and Exchange Commission, which such financial information is not otherwise available and will be provided by an amendment to the offering materials. The investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision. No investment commitments will be accepted until after such financial information has been provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

GroGuru helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.

We hope to be the leader in strategic irrigation management for commercial farmers, broadening our scope of monitoring and recommendations to other proprietary data sources including micronutrients in the soil.

Milestones

GroGuru, Inc. was incorporated in the State of Delaware in June 2014.

Since then, we have:

- We have significant market traction and explosive growth in what we expect will be a huge market. GroGuru offers a patented technology (patent owned by GroGuru, Inc.) that enables a proprietary data set and recommendations based on that data.
- We have a world-class team with the track record and experience to win in this market. We believe we have the right business, technical and domain expertise.
- We have "multiple moats" of competitive advantage which will allow us to maintain a competitive advantage in this market long term.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $674,113 compared to the year ended December 31, 2018, when the Company had revenues of $147,048 Our gross margin was 30.13% in fiscal year 2019, compared to 13.86% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $974,620, including $183,784 in cash. As of December 31, 2018, the Company had $455,564 in total assets, including $223,050 in cash.
- *Net Loss.* The Company has had net losses of $1,631,727 and net losses of $1,039,950 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $3,804,574 for the fiscal year ended December 31, 2019 and $1,664,439 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $2,345,000 in convertible notes and $1,456,007 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

GroGuru, Inc. cash in hand is $239,653.61, as of May 2020. Over the last three months, revenues have averaged $83,199/month, cost of goods sold has averaged $61,853/month, and operational expenses have averaged $152,733/month, for an average burn rate of $131,387 per month. Our intent is to be profitable in 12 months.

We have had no material changes to our business since the start of 2020. We continue to add additional customers and drive revenue growth.

We expect to generate revenue of $100,000 per month over the next three months. Over the subsequent three months, we hope revenue to be closer to $200,000 per month or more. During the same period, we expect expenses to hold steady at about $120,000 per month, although we can cut expenses if needed.

We have been granted a SBIR grant of $100,000 that we will get in September 2020. We also generate cash from revenue.

GroGuru continues to have success in selling our products as farmers continue to farm. We have been impacted by Covid19 as it relates to raw materials supply from China including semiconductor components and potting materials for our products. This creates longer lead times for manufacturing our products here in the USA. We have also seen that some farmers have a reluctance to deploy new technologies due to the impact of commodities prices and the general economic impact related to Covid19. It is uncertain what future impact the company will see from Covid19 and the resulting impact on the US and world economy.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -242%

Gross Margin: 30%

Return on Assets: -167%

Earnings per Share: -$0.06

Revenue per Employee: $61,283

Cash to Assets: 19%

Revenue to Receivables: 191%

Debt Ratio: 390%

19.12.31 FINAL Financials GroGuru.pdf

Risks

1. GroGuru is in the early stage of a multi-year growth plan. Macroeconomic changes could slow sales growth.

2. Our future success depends on the efforts of a small management team. The loss of services of any of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. Laws and regulations in the United States that provides financial incentives to farmers, such as the Farm Bill, could be removed or changed, which could slow sales growth and adeversely effect the company.

4. GroGuru has protected some of its core intellectual property with United States and international patents (patents owned by GroGuru, Inc.). If these patents are challenged or overturned, this could aversely effect the company.

5. For GroGuru to execute on its multi-year growth plan, it needs to add key people in target geographies to build sales channels and drive sales growth. If we are unable to hire these key people, it can potentially slow sales growth and could adversely effect the company.

6. COVID-19 has had an impact on our business. In the first quarter of 2020, we experienced disruption to our supply chain that affected our sales revenue. In addition, our year-to-date revenue is approximately 20-25% lower than our forecasted revenues for the same period. This is also due to the COVID-19 health crisis and its impact on the economy. For example, some farmers have delayed adopting new technology due to the economic impact and uncertainty caused by the COVID-19 pandemic. These factors, coupled with decreased business and consumer confidence and substantial unemployment resulting from the declared global pandemic of COVID-19 and restrictions on activity, have precipitated a sharp economic slowdown and recession, and the economic climate may deteriorate further. The extent and duration of the effects of the COVID-19 pandemic and economic downturn are difficult to predict, which makes our future performance more difficult to predict. If the COVID-19 pandemic and economic downturn persist, or if they worsen, we expect that our business will continue to be adversely affected, resulting in a further negative impact on our business, financial condition, results of operations and cash flows.

7 We are a growth startup company and are not currently profitable. We expect to need to raise additional capital to further develop our business. We can give no assurance that we will successfully negotiate or obtain additional financing on terms favorable or acceptable to us, or at all. We do not have any commitments for additional financing. Our ability to obtain additional capital will depend on market conditions, the U.S. economy and other factors outside our control. If we do not obtain adequate financing or such financing is not available on acceptable terms, our ability to continue our operations would be significantly limited. If we are not able to sell all of the securities offered in this financing, or complete such additional equity or debt financing, we may not have the funds necessary to fully execute our objectives. Our failure to secure necessary financing on a timely basis when needed (including the maximum offering amount hereunder) could have a material adverse effect on our business, prospects, financial condition and results of operations.

8 If we raise additional funds through the issuance of additional debt securities, then such securities may have rights, preferences or privileges senior to those of the securities offered hereby, and holders of the securities offered hereby may experience dilution. If we raise additional funds through the issuance of debt, we will be required to service that debt and will likely become subject to restrictive covenants and other restrictions contained in the instruments governing that debt, which may limit our operational flexibility.

9 Offerings under Section 4(a)(6) of Securities Act of 1933, as amended (the "Securities Act"), are exempt from state and federal registration requirements. Therefore, there is less disclosure of, or publicly available, information contained in this document than would typically be provided in a registered offering. While we have attempted to summarize the risks to the best of our ability, there may in fact be risks associated with participating in this offering, and Company-specific risks that have not been contemplated in this document.

10 Investments in private companies, particularly early stage companies such as us, involve a high degree of risk. Early stage companies are usually comparatively more vulnerable to developments such as rapid changes in technology, fluctuations of demand and prices and to marketing competition from larger, more well established competitors. Therefore, we cannot assure that we will ever achieve or maintain profitability from our operations.

11 The market values of investments in private companies (especially early stage companies such as us) are difficult to determine. They generally are subject to negotiations between company management and prospective investors, and may result in values that are highly arbitrary. Furthermore, a private investment made in our company will be illiquid and likely will be long term in nature and may require years from the date of initial investment before disposition, if ever. The value of your investment may be lost or substantially devalued at liquidity.

12 Neither the Convertible Promissory Notes to be issued in this offering (the "Notes") nor the securities issuable upon their conversion will be registered under the Securities Act, or the securities laws of any state or other jurisdiction, and will not be subject to resale unless they are subsequently registered under the Securities Act and other applicable securities laws or an exemption from registration is available. Thus, there will no public market for the Notes or the securities issuable upon conversion of the Notes, and no public market is expected to develop.

13 Given the early stage of our company and the rapidly evolving nature of the markets in which we compete, we may experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our future operating results include, without limitation, unforeseen development costs, variable operating costs, general economic conditions and market conditions, and the development or introduction of new technological innovations, products or services by our competitors. If we are unable to address the above factors, our operating results may fall below the expectations of management, which could adversely affect our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rory Moore	CEO @ EvoNexus	2019
Farooq Anjum	VP of Engineering and CTO @ GroGuru, Inc.	2014
Patrick Henry	President & CEO @ GroGuru, Inc.	2018

Officers

OFFICER	TITLE	JOINED
Farooq Anjum	CTO	2014
Patrick Henry	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jeff Campbell	556,340 Common Stock	20.8%
Patrick Henry	6,275,000 Common Stock	23.3%
Farooq Anjum	10,303,375 Common Stock	37.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$125,225	Convertible Note
09/2019	$0	Priced Round
03/2020	$2,345,000	Convertible Note
12/2018	$1,456,007	SAFE

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
03/14/2020	$2,345,000	6.0%	20.0%	$6,000,000	03/14/2022

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$200,000	93.5% - Primarily payroll, rent, expenses, insurance and other related cost with a focus on future product development including wireless underground hardware, user interface software and system software, 6.5% WeFunder fee.

$1,070,000	50% - Payroll and related expenses for future product development including wireless underground hardware, user interface software and system software, 35% - Payroll and related expenses for sales channel expansion, sales and field technical support, 15% - Payroll and related expenses for general and administrative costs. 6.5% WeFunder fee.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	40,000,000	26,822,121	Yes

The Funding Portal

GroGuru, Inc. is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.